EXHIBIT E

FORM OF LETTER OF ACCEPTANCE IN Connection with the Fund's

Acceptance of Tenders of SHARES

[__________________], 2021

Dear Shareholder:

Forum CRE Income Fund (the “Fund”) has received and accepted for purchase your tender of all or a portion of your Class I Shares of the Fund (“Shares”) pursuant to its Offer to Purchase dated October 15, 2021 (the “Offer”).

Because you have tendered and the Fund has agreed to purchase all or a portion of your investment, in accordance with the terms of the Offer, you will receive a cash payment from the Fund in an amount equal to the net asset value of the Shares tendered to and purchased by the Fund as of December 31, 2021. This cash payment will be wire transferred to the account designated by you in your Letter of Transmittal dated [____________], within seven (7) business days after December 31, 2021.

Should you have any questions, please feel free to contact the Fund at 1-303-501-8804.

Sincerely,

Forum CRE Income Fund